NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

February 1, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Todd Schiffman

James Lopez

Re:	MCAP Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted December 31, 2020
CIK No. 0001838672

Dear Mr. Schiffman and Mr. Lopez:

On behalf of MCAP Acquisition Corporation (the “Company”), we are hereby responding to the letter, dated January 27, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted on December 31, 2020 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”) with the Commission today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

1.  We note the discussion of the indication of interest by Monroe Capital, LLC. Please indicate whether there is an agreement with Monroe Capital and, if so, file it as an exhibit. We also note the statement that you “can leverage Monroe Capital’s robust originating platform.” With respect to competitive advantages you believe you have by virtue of Monroe’s employees, technology and other resources, please revise to clearly describe the arrangement, agreement or understanding with respect to Monroe’s obligations or intent, if any, to provide such resources. If there are no arrangements, agreements or understandings please clarify why you believe you will have competitive advantages due to Monroe’s resources.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

February 1, 2021 Page 2

Response:

We have removed reference to any indication of interest by Monroe Capital, LLC in the Registration Statement.

Further, we have revised the disclosure on page 4 and throughout the Registration Statement to reflect that we are able to leverage Monroe Capital’s expertise and resources through our sponsor’s manager.

2.  Please revise all date references from September 30, 2020 to December 21, 2020.

Response:

The disclosure on page 65 of the Registration Statement has been updated as requested.

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Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:	MCAP Acquisition Corporation
Theodore Koenig